FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F (X)

Form 40-F (   )

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): (   )

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): (   )

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes (   ) No (X)

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2005

        “Dan MacInnis”

DAN MACINNIS

President & CEO

FORM 6K – May 4, 2005

MAG Silver Corp.

MAG SILVER CORP.

Suite 328 - 550 Burrard Street Vancouver, BC V6C 2B5

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders of MAG Silver Corp. (the "Company") will be held at Suite 328 - 550 Burrard Street, Vancouver, British Columbia, Canada at 2:00 p.m. (Pacific Time) on Wednesday, June 15, 2005 for the following purposes:

1.	To receive the report of the directors of the Company;
2.	To receive the financial statements of the Company for the financial year ended December 31, 2004 and accompanying report of the auditor;
3.	To appoint Deloitte & Touche LLP as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors;
4.	To set the number of directors of the Company at 5;
5.	To elect the directors of the Company for the ensuing year;
6.	To consider and if thought fit, re-approve the stock option plan of the Company as required by the TSX Venture Exchange;
7.	To consider and, if thought fit, to pass a special resolution approving the removal of the Pre-existing Company Provisions as defined in the Business Corporations Act (British Columbia), which special resolution is set out in the accompanying Information Circular;

8.	To consider and, if thought fit, to pass a special resolution approving an increase of the authorized share structure of the Company to an unlimited number of Common shares without par value and an unlimited number of Preferred shares without par value, which special resolution is set out in the accompanying Information Circular;

9.	To consider and, if thought fit, to pass a special resolution approving the adoption of new Articles for the Company, which special resolution is set out in the accompanying Information Circular; and
10.	To transact such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting. Copies of the stock option plan and new Articles may be inspected at the registered office of the Company, Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9 during normal business hours prior to the Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Pacific Corporate Trust Company, at 10th Floor, 625 Howe Street, Vancouver, British Columbia Canada V6C 3B8 by 2:00 p.m. (Pacific time) on Monday, June 13, 2005 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, April 25, 2005.

MAG SILVER CORP.

"Daniel MacInnis"

Daniel MacInnis President & CEO

MAG SILVER CORP.

     328 - 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

INFORMATION CIRCULAR

Dated as of April 20, 2005

TABLE OF CONTENTS

INTRODUCTION	1
PROXIES AND VOTING RIGHTS	1
Management Solicitation and Appointment of Proxies	1
Revocation of Proxies	4
Voting of Shares and Proxies and Exercise of Discretion by Proxyholders	4
Solicitation of Proxies	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5
RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS	5
APPOINTMENT OF AUDITOR	6
ELECTION OF DIRECTORS	6
Corporate Cease Trade Orders or Bankruptcies	7
Individual Bankruptcies	8
Audit Committee	8
STATEMENT OF EXECUTIVE COMPENSATION	8
Executive Officers	8
Summary Compensation Table	9
Compensation of Directors	9
Options and Stock Appreciation Rights	9
Termination of Employment, Change in Responsibilities and Employment Contracts	10
Securities Authorized for Issuance under Equity Compensation Plans	10
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	11
MANAGEMENT CONTRACTS	11
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	11
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	11
Stock Option Plan	11
Removal of the Pre-existing Company Provisions	15
Increase in Authorized Share Structure	16
Adoption of New Articles	17
ADDITIONAL INFORMATION	18
APPROVAL OF THE BOARD OF DIRECTORS	19

INTRODUCTION

This information circular accompanies the Notice of the Annual General Meeting (the "Meeting") of the shareholders of MAG Silver Corp. (the "Company") to be held on Wednesday, June 15, 2005 at the time and place set out in the accompanying Notice of Meeting. This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company's management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or
(b)	complete another proper form of proxy.

  To be valid, a proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Pacific Corporate Trust Company, at 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, by 2:00 p.m. (Pacific time) on Monday, June 13, 2005 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own names (referred to herein as "Non-Registered Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Accordingly, most shareholders of the Company are "Non-Registered Shareholders" because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.

More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares held for Non-Registered Shareholders. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS or any other securities depositary firms or brokerage house are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders with a request for voting instructions. Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders' meetings unless the Non-Registered Shareholders have waived the right to receive meeting materials. Every Intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. Often the request for voting instructions supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Non-Registered Shareholder. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company's registrar and transfer agent, Pacific Corporate Trust Company, as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

The majority of brokers now delegate responsibility for obtaining voting instructions from Non-Registered Shareholders to ADP Investor Communications Services ("ADP"). ADP typically supplies a special sticker to be attached to the proxy forms and asks Non-Registered Shareholders to return the completed proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder receiving such a proxy from ADP cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to instruct ADP how to vote the shares.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the Management Proxyholders and insert the name of the Non-Registered Shareholder (or such other person voting on behalf of the Non-Registered Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, there are two kinds of Non-Registered Owners - those who object to their names being made known to the issuers of securities which they own called Objecting Beneficial Owners ("OBOs") and those who do not object to the issuer of the securities they own knowing who they are called Non-Objecting Beneficial Owners ("NOBOs").

The Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. If you are a Non-Registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common shares, have been obtained in accordance with applicable securities legislation from the intermediary holding the Common shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Pacific Corporate Trust Company. These VIFs are to be completed and returned to Pacific Corporate Trust Company in the envelope provided or by facsimile. In addition, Pacific Corporate Trust Company provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Pacific Corporate Trust Company will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to registered shareholders of record unless specifically stated otherwise.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:
(i) signed by the shareholder, the shareholder's attorney authorized in writing or, where the shareholder is a corporation, a duly authorized officer or attorney of the corporation; and
(ii)	delivered to Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia Canada V6C 3B8 or to the registered office of the Company at 1400 -1055 West Hastings Street, Vancouver, British Columbia Canada V6E 2E9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)	in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each shareholder present in person or by proxy and entitled to vote thereat being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a shareholder present at the Meeting in person or by proxy;
(b)	directed by the Chair; or
(c)	required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, each shareholder and each proxyholder will have one vote for each Common (voting) share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The costs of solicitation will be borne by the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its register of shareholders on the record date of April 20, 2005 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of April 20, 2005, the Company had 27,352,866 Common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS

The Directors' Report and the financial statements of the Company for the financial year ended December 31, 2004 and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP, Chartered Accountants, was first appointed as auditor of the Company on March 1, 2000.

ELECTION OF DIRECTORS

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia).

The following table sets out the names of management's nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this information circular.

Name, Place of Residence and Office with the Company (1)	Principal Occupation or Employment for Last Five Years (1)	Periods during which Has Served as a Director	Shares Owned (1)
Daniel MacInnis Nevada, USA President, Chief Executive Officer and Director	October 2003 to February 2005, VP Exploration, Sargold Resources Corp. Sardinia, Italy; from 1999 to October 2003, Mr. MacInnis ran D. MacInnis Exploration and Consulting in Reno, Nevada.	February 1/05 to present	none
George S. Young (2) Colorado, USA Director	April 2003 to February 2005, President of the Company; Attorney with Pruitt Gushee & Bachtell from March 1998 to November 2002; previously Chief Executive Officer of Oro Belle Resources Corporation from September 1996 to March 1998	March 31/03 to present	360,000
David G.S. Pearce (2) British Columbia, Canada Secretary and Director	1999 to April 2003, President of the Company; 1999 to present, director of the Company; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, President of Mega Capital Corp.; 1992 to present, director of Kruger Capital Corp.; 1990 to present, President of Palmer Beach Properties	June 11/99 to present	446,500

Name, Place of Residence and Office with the Company (1)	Principal Occupation or Employment for Last Five Years (1)	Periods during which Has Served as a Director	Shares Owned (1)
Eric H. Carlson (2) British Columbia, Canada Director	1999 to present, a director of the Company; July 1994 to present, President and Chief Executive Officer, Anthem Properties (1993) Ltd.; July 1994 to present, President and Chief Executive Officer, Anthem Properties Corp.; 1992 to present, President of Kruger Capital Corp.	June 11/99 to present	568,300
R. Michael Jones (2) British Columbia, Canada Director	President of Platinum Group Metals Ltd. from February 2000 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.	March 31/03 to present	106,502

(1) The information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed, has been furnished by the respective directors individually.

(2) Denotes member of the Company's Audit Committee.

The Company does not have an executive committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

Corporate Cease Trade Orders or Bankruptcies

During the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, been a director or executive officer of another issuer which, while such individual was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied such other issuer access to any exemption under securities legislation, for a period of more than thirty consecutive days; or
(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Individual Bankruptcies

During the ten years preceding the date of this Information Circular, no proposed director of the Company has, to the knowledge of the Company, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Audit Committee

Under Multilateral Instrument 52-110 - Audit Committee ("MI 52-110"), venture issuers are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee's charter, the composition of the audit committee and the fees paid to the external auditor. This information with respect to the Company is provided in Schedule "B".

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For the purposes of this Information Circular, "executive officer" of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company; the President; any Vice-President in charge of a principal business unit, division or function including sales, finance or production; and any officer of the Company or of a subsidiary of the Company or any other individual who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

(a)	each chief executive officer ("CEO") of the Company;
(b)	each chief financial officer ("CFO") of the Company;
(c)	each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year,

(each, a "Named Executive Officer" or "NEO").

The Company currently has two Named Executive Officers, being George Young, its former President and Chief Executive Officer and Frank Hallam, its Chief Financial Officer. Daniel MacInnis became President and Chief Executive Officer of the Company on February 1, 2005, after the end of the Company's last financial year.

Summary Compensation Table

The following table contains a summary of the compensation paid to the Named Executive Officers of the Company during the three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)	All Other Compensation ($)
George Young (3) Former President & CEO	2004/12/31 2003/12/31	93,870 90,325	Nil 7,000	Nil Nil	Nil 225,000	Nil Nil	Nil Nil	Nil Nil
Frank Hallam (4) CFO	2004/12/31 2003/12/31	Nil 1,600	Nil Nil	Nil Nil	Nil 75,000	Nil Nil	Nil Nil	Nil Nil
(1)	"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)	"LTIP" or "long term incentive plan" means any plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through shares or units that are subject to restrictions on resale.
(3)	Mr. Young was appointed the Company's President and CEO on April 15, 2003 and resigned such offices on February 1, 2005 but remains a Director of the Company. Daniel MacInnis became the President and CEO of the Company on February 1, 2005.
(4)	Mr. Hallam was appointed as the Company's CFO on April 30, 2003.

Compensation of Directors

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.

During the fiscal year, no incentive stock options were granted to the Company's directors.

Options and Stock Appreciation Rights

During the Company's most recently completed financial year, no incentive stock options were granted to the Named Executive Officers.

The following table sets out the incentive stock options and stock appreciation rights exercised by the Named Executive Officers during the Company's most recently completed financial year and provides the values of the stock options and stock appreciation rights still held by the Named Executive Officers at year-end.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable(1)
George Young	Nil	Nil	225,000	$ 109,250
Frank Hallam	Nil	Nil	75,000	$ 24,750
(1)	"In the money" options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the option. The value of these Options was determined by calculating the difference between the closing price of the Company's shares on December 31, 2004 (the last trading day of the Company's shares during fiscal 2004) ($1.03), and the exercise price of each option, and then multiplying the difference by the number of shares under option at the fiscal year end.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no compensatory plan, contract or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officer's responsibilities following such a change of control.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company's most recently completed financial year:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,030,000 (1)	$ 0.54	1,552,954
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,030,000		1,552,954

(1) 10% of the number of Common shares of the Company issued and outstanding at the relevant time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries (if any).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS

TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Purpose

The TSX Venture Exchange (the "Exchange") requires all Exchange listed companies to adopt stock options plans. Accordingly, the Company obtained the approval of its shareholders to the Company's 2003 Stock Option Plan (the "Stock Option Plan") at its meeting of shareholders held on March 31, 2003. As the Stock Option Plan limits the number of options which may be granted to 10% of the number of Common shares of the Company which are issued and outstanding at the relevant time, the Exchange requires that the shareholders of the Company re-approve the Stock Option Plan each year and management of the Company will be seeking such approval at the Meeting.

The Stock Option Plan is expected to benefit shareholders by enabling the Company to attract and retain high calibre personnel by offering to them an opportunity to share in any increase in value of the Common shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

The Committee

The Stock Option Plan will be administered by a stock option committee (the "Committee") of the Company's board of directors (the "Board") consisting of not less than 2 of its members. The Committee will administer the Stock Option Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe in accordance with the Stock Option Plan. A majority of its members will constitute a quorum and all decisions of the Committee shall be approved by a majority of its quorum.

Description of Stock Option Plan

The effective date (the "Effective Date") of the Stock Option Plan is the date the Board of Directors approve the Stock Option Plan (February 24, 2003), and it will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company's Common shares at the time the option is granted. "Market Value" means:

(a)	for each organized trading facility on which the Common shares are listed, Market Value will be the closing trading price of the Common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;

(b)	if the Company's Common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Common shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)	if the Company's Common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals; and

(d)	if the Company's Common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Committee to be the fair value of the Company's Common shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Company shares in private transactions negotiated at arms' length.

Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if the Company is then a "Tier 1" company listed on the Exchange, the term of the option will be not more than 10 years.

Options granted under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within 6 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The maximum number of Common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of Common shares of the Company issued and outstanding on the applicable date of grant.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Committee determines to be appropriate and equitable under the circumstances, unless the Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

A full copy of the Stock Option Plan will be available at the Meeting. Shareholders may obtain a copy of the Stock Option Plan in advance of the Meeting upon request to the Company, Suite 328, 550 Burrard Street, Vancouver, British Columbia, V6T 1T2, to the attention of Dan MacInnis. The Company's fax number is (604) 484-4710.

The Resolution

The rules of the Exchange require that the Stock Option Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the shareholders of the Company will be asked to pass the following resolutions:

"BE IT RESOLVED THAT:

  subject to regulatory approval, the Stock Option Plan, in the form presented to this Meeting, is approved and is hereby directed to be attached to the Minutes of this Meeting as a Schedule thereto;

  the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan entitling all of the optionholders in aggregate to purchase up to such number of Common shares of the Company as is equal to 10% of the number of Common shares of the Company issued and outstanding on the applicable grant date;

  any committee created pursuant to the Stock Option Plan is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Stock Option Plan, the shareholders; and

  the approval of the Stock Option Plan by the Board of directors is hereby ratified and any one director of the Company is hereby authorized to execute any other documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan."

Management of the Company recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

New British Columbia Business Corporations Act

On March 29, 2004, the new British Columbia Business Corporations Act (the "New Act") came into force, replacing the Company Act (the "Former Act"), which previously governed the Company. To make the laws governing British Columbia corporations more consistent with other Canadian and United States jurisdictions and to provide shareholders with a greater choice of effective governance structures, the New Act removes many of the restrictions contained in the Former Act, including restrictions on the residency of directors, limitations on the location of annual general meetings and limits on authorized share structure. As well, the New Act uses new forms and terminology.

Under the New Act, every company incorporated, amalgamated or continued under the Former Act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum by March 29, 2006. The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company and the names and addresses of the directors of the company. Although this deadline is not for some time, the Company cannot alter its current articles to take advantage of many of the new provisions contained in the New Act until it has completed the mandatory transition rollover. Under the New Act, the directors of the Company are permitted to approve and complete this mandatory transition rollover, and as a result, the Company has filed its transition application.

To assess the opportunities offered by the New Act, Management and the Board of Directors reviewed the existing Articles (the "Existing Articles") of the Company and the New Act to determine what changes, if any, to recommend. As a result, management is seeking shareholder approval to remove certain provisions from the Existing Articles that relate to restrictions contained in the Former Act and that are no longer required under the New Act. In addition, management is seeking shareholder approval to alter the share structure of the Company and replace the Company's Existing Articles with new Articles (the "New Articles"), which will incorporate some of the more flexible provisions of the New Act. Management and the Board of Directors believe that amending the Company's Notice of Articles and the Company's authorized share structure by filing a Notice of Alteration and replacing the Company's Existing Articles with the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with the New Act.

In order to be effective, the proposed special resolutions must be approved by at least three-quarters (75%) of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

Management and the Board of Directors believe that the passing of the following special resolutions is in the best interest of the Company and recommend that shareholders vote in favour of the special resolutions.

IT IS THE INTENTION OF THE PERSONS DESIGNATED BY MANAGEMENT AS PROXY-HOLDERS IN THE FORM OF PROXY WHICH ACCOMPANIES THIS INFORMATION

CIRCULAR TO VOTE THE SHARES REPRESENTED IN A PROXY IN FAVOUR OF THE FOLLOWING SPECIAL RESOLUTIONS UNLESS SUCH PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

Removal of the Pre-existing Company Provisions

Under the New Act, the Company remains subject to Pre-existing Company Provisions ("PECP's") as set out in Part 17 of the Regulations to the New Act until the Company's shareholders approve the removal of the PECP's. Management is recommending that the Company's shareholders approve the removal of the existing PECP's at this time to modernize the Articles of the Company and to bring it in line with the provisions of the New Act. Given the Company's status as a public company, only two PECP would continue to apply to the Company following the completion of its transition under the New Act unless removed:

  Under the PECP, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding shares of the class or series of shares subject to the offer, subject to certain exceptions. The New Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement would, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, Management believes that this restriction may unduly limit flexibility in future transactions, where the ability to repurchase some, but not all of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the Provisions, this requirement will no longer apply to the Company. Any such repurchases remain subject to compliance with applicable securities legislation and stock exchange rules and policies.

  The PECP would also maintain the requirement under the Former Act that no less than three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for that special resolution to be passed. Under the New Act, with shareholder approval, the Company may reduce the level of the majority required to pass some or all special resolutions to two-thirds of the votes cast at a general meeting. Management and the Board of Directors believe that the reduced threshold for certain special resolutions will provide the Company with greater flexibility for future corporate activities and is consistent with companies incorporated in other jurisdictions. Accordingly, subject to shareholder approval to the special resolutions below, the proposed New Articles will reflect the lower threshold for certain special resolutions.

In order to take full advantage of the flexibility offered by the New Act, the Board of Directors of the Company proposes to remove the Pre-existing Company Provisions in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the New Act. In this regard, the shareholders of the Company will be requested at the Meeting to approve the removal of the PECP's by passing the following special resolution, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:

"WHEREAS the shareholders of the Company are being requested to approve the removal of the Pre-existing Company Provisions;

AND WHEREAS the directors and officers wish to secure such general and specific approvals for the removal of the Pre-existing Company Provisions as may be required by the operation of the Business Corporations Act (British Columbia);

IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT:

  pursuant to s. 442.1 of the Business Corporations Act, (British Columbia) (the "Act"), the Pre-existing Company Provisions set forth in Part 17 of the Regulations to the Act be removed and no longer apply to the Company and the directors of the Company be authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles reflecting the above-noted change;

  the Company be authorized to revoke this special resolution and abandon or terminate all or any part of the Removal of the Pre-existing Company Provisions if the Board of the Company deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders;

  any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including the Notice of Alteration, treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution; and

  the removal of the Pre-existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

The directors of the Company reserve the right to abandon the transactions contemplated in the "Removal of the Pre-existing Company Provisions" resolution should they deem it appropriate and in the best interest of the Company to do so.

Increase in Authorized Share Structure

Under the Former Act, the Company was required to limit its authorized (as opposed to actual issued) share structure. This requirement was different from the legislation in most jurisdictions in Canada and the United States, which allow a company to authorize an unlimited number of shares as its authorized capital. Under the New Act, the Company may, if authorized by its shareholders, now alter its authorized share structure to an unlimited number of common shares without par value. The Company currently has an authorized share structure of 1,000,000,000 Common shares without par value. The directors believe that removing the limits on the Company's authorized share structure will be of benefit to the Company and its shareholders by providing the Company with greater flexibility for future corporate activities such as any future acquisition or financing transaction that requires the issuance of additional common shares. Cost savings will also be realized as future shareholder approval to increase the authorized capital will no longer be required. As such, Management is proposing that the Notice of Articles be amended to reflect that the Company have an unlimited number of authorized Common shares without par value and an unlimited number of Preferred shares without par value.

Management proposes to present to the shareholders at the Meeting a special resolution to increase the Company's authorized share structure to an unlimited number of Common shares and an unlimited number of Preferred shares without par value.

The shareholders of the Company will be requested at the Meeting to approve the increase in authorized share structure by passing the following special resolution, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:

"WHEREAS the Company would like to increase the Company's authorized share capital to an unlimited number of Common shares and an unlimited number of Preferred shares without par value;

AND WHEREAS the directors and officers wish to secure such general and specific approvals for the increase in authorized share structure as may be required by operation of the New Act;

IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT

  the authorized share structure be increased from 1,000,000,000 Common shares without par value to an unlimited number of Common shares without par value and an unlimited number of Preferred shares without par value, and that the Notice of Articles be altered accordingly;

  the Company be authorized to revoke this special resolution and abandon or terminate all or any part of the increase in authorized share structure if the Board of the Company deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders;

  any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution, including the Notice of Alteration; and

  such alterations to the authorized share structure of the Company shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

The directors of the Company reserve the right to abandon the transactions contemplated in the "Increase in Authorized Share Structure" resolution should they deem it appropriate and in the best interest of the Company to do so.

Adoption of New Articles

The New Act amends the form of articles which govern a company and the new form of articles includes information previously contained in a company's Memorandum. Management proposes the adoption of the New Articles to better conform to the structure of the New Act and to modernize the Company's governing rules and provide a more effective constitutional structure. A discussion regarding the main differences between the Company's existing Articles (the "Existing Articles") and the proposed New Articles is attached as Schedule "A", which Shareholders are encouraged to review. A copy of the New Articles may be inspected at the registered office of the Company, Suite 1400 - 1055 West Hastings Street, Vancouver, BC, V6E 2E9 during normal business hours and at the Annual General Meeting to be held on June 15, 2005. In addition, a copy of the New Articles will be mailed, free of charge, to any holder of Common shares who requests a copy, in writing, from the Secretary of the Company. Any such request should be mailed to the Company, at its registered office, to the attention of the Secretary.

In this regard, the shareholders of the Company will be requested at the Meeting to approve the adoption of the New Articles by passing the following special resolution, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:

"WHEREAS the Company would like to adopt new Articles;

AND WHEREAS the directors and officers wish to secure such general and specific approvals for the adoption of new Articles as may be required by the operation of the

Business Corporations Act (British Columbia);

IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT:

  subject to the filing of a Transition Application containing a Notice of Articles and subject also to the filing of the Notice of Alteration removing the Pre-existing Company Provisions, the existing Articles of the Company be deleted and cancelled and that the new form of Articles approved by the Directors of the Company and presented to the shareholders at the 2005 Annual General Meeting of the shareholders of the Company scheduled to be held on June 15, 2005, be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

  the lawyer for the Company be appointed as the Company's agent to electronically file a Notice of Alteration to the Notice of Articles with the Registrar of Companies;

  the alteration to the Articles will not take effect until a Notice of Alteration to the Notice of Articles has been filed with the Registrar of Companies to reflect the alteration as contemplated by these resolutions;

  the Company be authorized to revoke this special resolution and abandon or terminate all or any part of the adoption of the Articles if the Board of the Company deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders; and

  any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution, including the Notice of Alteration."

The directors of the Company reserve the right to abandon the transactions contemplated in the "Adoption of New Articles" resolution should they deem it appropriate and in the best interest of the Company to do so.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative financial statements and Management Discussion and Analysis for its most recently completed financial year. To request copies of the Company's financial statements and Management Discussion and Analysis, please contact the Secretary of the Company, David Pearce, at Suite 328 - 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, telephone (604) 630-1399, facsimile (604) 484-4710 email davepearce@telus.net.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board of Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

MAG SILVER CORP.

"Daniel MacInnis"

Daniel MacInnis President and CEO

SCHEDULE "A"

Set out below is a discussion of the changes proposed under the New Articles. These proposed changes to the New Articles include a discussion of substantive changes included in the New Articles and changes included that are as a result of changes under the New Act. The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, "members" are now "shareholders" and "register of members" is now "central securities register" under the New Act. Many of these non-substantive terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend. For full particulars, please refer to the text of the proposed New Articles, a copy of which can be obtained as set out in the Information Circular.

The following is a discussion of the substantive changes proposed in the New Articles.

Borrowing Powers

Under the Existing Articles, the Company may borrow money, issue debt and mortgage or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their businesses. As a result, the New Articles provide that the Company will be able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditor's Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor's remuneration. As a result, the inclusion of the authority for directors to set the auditor's remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the number of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Existing Articles did not state what the majority was for a special resolution, as this matter was dealt with under the Former Act. The New Articles propose that the passage of a special resolution will require a majority of two-thirds of the votes cast on a resolution.

Resolutions Required

Under the New Act, the Company is, subject to shareholder approval, now permitted in its New Articles to set out the type of approval required for certain corporate changes. This change in the New Act reflects an increasing need for companies to react and adapt to changing business conditions, and to have a system in place that allows for quick responses. Under the New Act, a Company may choose different thresholds of support for specific resolutions, including changes such as the subdivision and consolidation of its shares and a change in the name of the Company. Changes such as subdivisions, consolidations and name changes were previously required to be approved by shareholders under the Former Act. Traditionally, where these changes are proposed between annual general meetings of shareholders, it would require that the Company hold a special general meeting to have the change approved. This is very expensive for the Company, and often results in unnecessary time delays and costs.

As a result, management and the board of directors are proposing that the New Articles provide for the following matters to require a directors' resolution only, and not require a shareholders' resolution:

  A change of name of the Company;

  A subdivision of all or any of the unissued, or fully paid issued, shares;

  A consolidation of all or any of the unissued, or fully paid issued, shares;

  create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

  increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

  certain other corporate changes.

Other capital and share structure changes will continue to require shareholder approval. Management believes that it is in the best interests of the Company to allow directors to pass resolutions to authorize the above changes so that the Company can react and adapt to changing business conditions in a timelier and less costly manner. Any such changes would continue to be subject to applicable securities laws and the rules and policies of applicable stock exchanges (which may nevertheless require shareholder approval in certain cases).

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company is permitted to pay or offer a reasonable commission, finder's fee or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles, as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the requirements of the TSX Venture Exchange on share issuances and discounts and commissions, which requirements are generally more stringent than the Former Act provisions.

Delivery of Documents to Shareholders

As a result of changes under the New Act, the New Articles now permit the delivery of documents to a shareholder by facsimile transmission, email or any other method permitted under securities legislation. This change reflects recent developments under securities legislation. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for facsimile transmission, email and other permitted methods of delivery of documents to shareholders. As a result, the New Articles allow the Company to deliver documents to shareholders by facsimile transmission, email or other methods permitted under the securities legislation.

Proxies

As a result of changes under the New Act, the New Articles now permit shareholders to deposit their proxies for shareholder meetings through mail or facsimile delivery or any other method of transmitting legibly recorded messages. This reflects a general movement by corporations to adopt easier and faster ways for shareholders to communicate with corporations. As part of its efforts to modernize and adopt new, less expensive methods of shareholder communication, management believes it is in the best interests of the Company to allow for proxies to be deposited using facsimile, email and other methods permitted under securities legislation.

Share Purchases

Under the Existing Articles, if the Company made an offer to purchase any of its own shares, it was required to extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. As this is no longer a requirement of the New Act, the New Articles do not contain a similar provision.

Officers

Under the Existing Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be a director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, the New Articles do not contain these requirements. Management and the board of directors believe that by removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Existing Articles, the Company was required to publish notice of a general meeting of shareholders in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish notice of general meetings. As a result, the New Articles do not contain a requirement to publish advance notice of the meeting.

Share Certificates

Under the Existing Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement for the shareholder's right to obtain such a share certificate. As a result, the New Articles provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interest by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles do not contain reference to the old disclosure of interest provisions and refer instead to the provisions contained in the New Act.

Directors' Meetings

Under the New Act, the provisions relating to directors' meetings have been revised and updated to allow directors to participate by telephone or other communications mediums, so long as the directors are able to communicate with each other. The New Articles broaden the ability of directors to participate in meetings through other communication mediums to allow directors who may not be able to attend in person to still participate in meetings of the directors.

In addition, the New Articles allow directors to receive notices of meetings by electronics means, which allows for quicker and more efficient communication with directors of the Company.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Existing Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an "eligible proceeding". An "eligible proceeding" includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company is prohibited from paying an indemnity if:

(i)	the party did not act honestly and in good faith with a view to the best interests of the Company;
(ii)	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and
(iii)	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Authorized Share Structure

Under the Former Act, the Company was required to set a maximum number for its authorized share structure and such number was required to be contained in the Company's Memorandum. Under the New Act there are no maximum number restrictions and, due to the elimination of the memorandum under the New Act, such authorized share structure must be contained in a company's Notice of Articles. The New Articles are based on the passage by the Shareholders of a special resolution to alter the Company's authorized share structure from 1,000,000,000 Common shares without par value to an unlimited number of Common shares without par value and an unlimited number of Preferred shares without par value and such altered authorized share structure is therefore reflected in the New Articles. Should the Shareholders fail to pass the special resolution removing the limitations on the Company's authorized share structure, the Company's authorized share structure will remain its current authorized share structure of 1,000,000,000 Common shares without par value, or such other share structure as may be approved by the shareholders.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the New Articles reflect this provision.

Location of Shareholder Meetings

Under the Former Act, shareholder meetings were required to be held in British Columbia, unless an application was made and accepted by the registrar to hold the meeting elsewhere. Under the New Act, companies may hold shareholder meetings at a location outside of British Columbia. Accordingly, the New Articles allow for the Company to hold meetings outside of British Columbia if approved by directors' resolution.

SCHEDULE "B"

Audit Committee

Composition of the Audit Committee

Following the election of the directors pursuant to this Information Circular, it is intended that the following will be the members of the Audit Committee:

David G.S. Pearce	Independent(1)(3)	Financially literate(2)

Eric H. Carlson	Independent(1)	Financially literate(2)

George S. Young	Independent(1)	Financially literate(2)

R. Michael Jones	Independent(1)	Financially literate(2)
(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.
(3)	Mr. Pearce is the Secretary of the Company, however as he is not remunerated as a member of management and as he acts in a manner independent of management, the Company believes that he is an Independent member of the Audit Committee.

The Audit Committee's Charter

The following is the text of the current Charter for the Audit Committee as adopted by the Board. Such Charter may be amended by the Board in the future in light of evolving corporate governance standards.

Overall Purpose / Objectives

The Audit Committee will assist the board of directors (the "Board") in fulfilling its responsibilities. The Audit Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the Board of Directors, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each committee member will obtain an understanding of the responsibilities of committee membership as well as the Company's business, operations and risks.

Authority

The Board authorizes the audit committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings as appropriate.

Organization

Membership

The Audit Committee will be comprised of at least three members, a majority of which are not officers or employees of the Company, at least one of whom will have accounting or related financial management expertise

The chairman of the Audit Committee will be nominated by the committee from time to time.

A quorum for any meeting will be two members.

The secretary of the Audit Committee will be the Secretary of the Company, or other such person as may be nominated by the Chairman of, and approved by, the Audit Committee.

Attendance at Meetings

The Audit Committee may invite such other persons (e.g. the President or Chief Financial Officer) to its meetings, as it deems appropriate.

Meetings shall be held not less than four times a year. Special meetings shall be convened as required. External auditors may convene a meeting of the Audit Committee if they consider that it is necessary.

The proceedings of all meetings will be minuted.

Roles and Responsibilities

The Audit Committee will:

  Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

  Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

  Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

  Review any legal matters which could significantly impact the financial statements as reported on by the Company's counsel and meet with outside independent counsel whenever deemed appropriate.

  Review the annual and quarterly financial statements, including Management's Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

  Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

  Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

  Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

  Meet with management and the external auditors to review the annual financial statements and the results of the audit.

  Evaluate the fairness of the interim financial statements and related disclosures including the associated Management's Discussion and Analysis, and obtain explanations from management on whether:

(a)	actual financial results for the interim period varied significantly from budgeted or projected results;
(b)	generally accepted accounting principles have been consistently applied;
(c)	there are any actual or proposed changes in accounting or financial reporting practices; or
(d)	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

  Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

  Review the performance of the external auditors and approve in advance provision of services other than auditing. Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the company. The Board authorizes the Chairman of the Audit Committee to approve any non-audit or additional audit work which the Chairman deems as necessary and to notify the other members of the Audit Committee of such non-audit or additional work.

  Make recommendations to the Board regarding the reappointment of the external auditors and the compensation to be paid to the external auditor.

  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

  Review and approve the Company's hiring policies regarding partners, employers and former partners and employees of the present and former external auditors of the Company.

  Establish a procedure for:

(a)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
(b)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

  Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

  Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

  Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business

  Perform other functions as requested by the full Board

  If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts

  Review and recommend updates to the charter; receive approval of changes from the Board

  With regard to the Company's internal control procedures, the Audit Committee is responsible to:

(a)	review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(b)	review compliance under the Company's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate; and

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and
(d)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2003	$131,930	Nil	$6,700	Nil
2004(5)	$36,200	Nil	Nil	Nil
(1)	The aggregate audit fees billed.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees", including assistance with the preparation of the Company's Form 20F.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".
(5)	Estimated.

Exemption

The Company is relying upon the exemption in section 6.1 of the MI 52-110 - Audit Committees.

Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 1, 2005 03:25 PM Pacific Time  Incorporation Number: BC0583882  Recognition Date: Incorporated on April 21, 1999

NOTICE OF ARTICLES
Name of Company:
MAG SILVER CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
1400 1055 WEST HASTINGS ST	1400 1055 WEST HASTINGS ST
VANCOUVER BC V6E 2E9	VANCOUVER BC V6E 2E9
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
1400 1055 WEST HASTINGS ST	1400 1055 WEST HASTINGS ST
VANCOUVER BC V6E 2E9	VANCOUVER BC V6E 2E9
CANADA	CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
YOUNG, GEORGE S.
Mailing Address:	Delivery Address:
1345 WILTON WAY	1345 WILTON WAY
SALT LAKE CITY UTAH USA	SALT LAKE CITY UTAH USA
84108	84108

Last Name, First Name, Middle Name:
MACINNIS, DAN
Mailing Address:	Delivery Address:
4325 INTERLAKEN CRT.	4325 INTERLAKEN CRT.
RENO NV 89509	RENO NV 89509
UNITED STATES	UNITED STATES

Last Name, First Name, Middle Name:
PEARCE, DAVE
Mailing Address:	Delivery Address:
3310 MATHERS AVE.	3310 MATHERS AVE.
WEST VANCOUVER BC V7V 2K5	WEST VANCOUVER BC V7V 2K5
CANADA	CANADA

Last Name, First Name, Middle Name:
JONES, R. MICHAEL
Mailing Address:	Delivery Address:
4684 W. 9TH AVE.	4684 W. 9TH AVE.
VANCOUVER BC V6R 2E4	VANCOUVER BC V6R 2E4
CANADA	CANADA

Last Name, First Name, Middle Name:
CARLSON, ERIC H.
Mailing Address:	Delivery Address:
625 GLENMAROON RD.	625 GLENMAROON RD.
WEST VANCOUVER BC V7S 1P5	WEST VANCOUVER BC V7S 1P5
CANADA	CANADA

PRE-EXISTING COMPANY PROVISIONS
The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE
1. 1,000,000,000 Common Shares	Without Par Value

Without Special Rights or Restrictions attached

Page: 2 of 2

Proxy

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This proxy is solicited by the management of the Company.**

2. If someone other than the shareholder of the Company signs this proxy form on behalf of the named shareholder of the Company, documentation authorizing the signing person to execute the proxy form on the shareholder's behalf that is acceptable to the Chair of the Meeting must be deposited with this proxy form in accordance with the instructions in the box below.

3. **If a shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person (who need not be a shareholder of the Company) to vote according to the shareholder's instructions. To appoint someone other than the person named in this proxy form, a shareholder must either:**

   a) on the proxy form:

      iii) sign and date the proxy form; and

      iv) return the proxy form in accordance with the instructions in the box below; or

   b) complete another proper proxy form.

4. If a shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees of management specified in this proxy form, the shareholder must:

   a) leave the wording appointing a nominee as shown on the proxy form;

   b) sign and date the proxy form; and

   c) return the proxy form in accordance with the instructions in the box below.

5. **If the instructions as to voting indicated in this proxy form are certain, the shares represented by the proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy form with respect to any resolution to be acted upon, then the shares represented will be voted or withheld from the vote on that resolution accordingly. If no choice is specified in the proxy form with respect to any resolution to be acted upon, this proxy form confers discretionary authority with respect to that resolution upon the proxyholder appointed. It is intended that the nominee of management acting as proxyholder will vote the shares represented by the proxy form in favour of each resolution identified in the proxy form and for the nominees specified for directors and auditor.** With respect to any amendments or variations to any of the resolutions identified in the proxy form or other matters that may properly come before the Meeting, the shares represented by the proxy form will be voted by the nominee of management acting as proxyholder in accordance with his best judgment.

6. If a shareholder returns this or another proper proxy form, the shareholder may still attend the Meeting and vote in person if the shareholder later decides to do so. To attend and vote at the Meeting, the shareholder must record his/her/its attendance with the Company's scrutineer at the Meeting and revoke the previously completed, returned proxy form in writing.

To be presented at the Meeting, this proxy form must be received at the office of Pacific Corporate Trust Company by mail or by fax by 2:00 p.m. (Pacific time) on June 13, 2005 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 3B8, and its fax number is (604) 689-8144.

Request for Voting Instructions ("VIF")

GENERAL MEETING OF SHAREHOLDERS OF

MAG Silver Corporation

TO BE HELD AT 328 – 550 Burrard Street, Vancouver, British Columbia

ON Wednesday, June 15th, 2005, AT 2:00 PM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxy holder, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company at a remuneration to be fixed by the directors		N/A	
2. To set the number of directors of the Company at 5.			N/A
3. To elect the following persons as directors of the Company,	---	---	---
a) Daniel MacInnis		N/A	
b) George S. Young		N/A	
c) David G.S. Pearce		N/A	
d) Eric H. Carlson		N/A	
e) R. Michael Jones		N/A	
4. To consider and if thought fit, re-approve the stock option plan of the Company as required by the TSX Venture Exchange.			N/A
5. To consider and, if thought fit, to pass a special resolution approving the removal of the Pre-existing Company Provisions as defined in the *Business Corporations Act* (British Columbia), which special resolution is set out in the accompanying Information Circular.			N/A
6. To consider and, if thought fit, to pass a special resolution approving an increase of the authorized share structure of the Company to an unlimited number of Common shares without par value and an unlimited number of Preferred shares without par value, which special resolution is set out in the accompanying Information Circular.			N/A
7. To consider and, if thought fit, to pass a special resolution approving the adoption of new Articles for the Company, which special resolution is set out in the accompanying Information Circular.			N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

******Please complete the following <u>only if you or someone other than a management representative will be attending the meeting to vote on your behalf</u>.******

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact ______________________________ at PCTC at 604-689-9853.
(enter name of CSR here)

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________________

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

PLEASE SIGN AND DATE.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

OR INTERNET VOTING AT http://www.stocktronics.com/webvote

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD & A"), the interim financial statements and MD & A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address and consent to electronic delivery. In order to provide your consent, please complete our Consent to Electronic Delivery form at www.pctc.com/PCTCPortal/Public/ConsentForm.aspx. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent via mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the ensuing financial year.

Please select one or both of the following options:    _____ Annual Financial Statements & MD & A

                                                                                            _____ Quarterly Financial Statements & MD & A

Name:

Address:

                    Street Name & Number                                                                                    Apt. or Suite

            City                                            Prov or State                                Country                            Postal or Zip Code

Email Address:

Preferred Method of Communication:     Email:_________        or Mail:_________

*Signature:                                                                                                                Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR

VANCOUVER, BC

V6C 3B8

OR BY FAX TO: 604-689-8144

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 625 Howe St., 10th Floor, Vancouver, BC, V6C 3B8. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR

VANCOUVER, BC V6C 3B8

Phone: 604-689-9853

Fax: 604-689-8144

April 27, 2005

B.C. Securities Commission

Executive Director

701 W Georgia St., 9th Floor

Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:    MAG SILVER CORP. (the "Company")

         MAILING ON APRIL 27, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

  Notice of Meeting
  Information Circular
  Proxy*
  Annual Financial Statements for the Year Ending 2004/12/31
  Management Discussion and Analysis
  Annual Report
  Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"GINNA CALDWELL"

GINNA CALDWELL

cc: TSX Venture Exchange	cc: MAG SILVER CORP.
cc: Alberta Securities Commission	cc: CATALYST CORPORATE FINANCE LAWYERS
cc: US Securities and Exchange Commission	cc: DELOITTE & TOUCHE

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

April 29, 2005

BY SEDAR

B.C. Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC  V7Y 1L2

Attention:

Financial and Insider Reporting Department

Alberta Securities Commission
21st Floor
10025 Jasper Avenue
Edmonton, AB  T5J 1N9

Attention:

Continuous Disclosure Department

Ontario Securities Commission
20 Queen Street West
Suite 1903
Toronto, Ontario  M5H 3S8

Attention:

Financial Examiners

Dear Sirs:

MAG Silver Corp. (the "Company") - Filing under Part 12 of NI 51-102

Pursuant to the requirements set forth in section 12.1 of NI 51-102 - Continuous Disclosure Obligations, we enclose Notice of Articles issued by the Registrar of Companies with respect to the Company on June 23, 2004.  The balance of the documents required to be filed under such section are being filed in paper format.

Should you have any questions or require any additional information, please do not hesitate to call.

Yours very truly,

CATALYST

"Charlotte P. Bell"

Charlotte P. Bell

Direct Line:

(604) 443-7013

E-Mail:

cbell@catalyst-law.com

1400-1055 West Hastings Street, Vancouver, BC  V6E 2E9  Canada

Telephone 604 688.6900 - Facsimile 604 443.7000 - Web Site www.catalyst-law.com

A Partnership of Law Corporations